CERo Therapeutics Holdings, Inc.

201 Haskins Way, Suite 230

South San Francisco, CA 94080

August 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CERo Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-289459

Requested Date: August 15, 2025

Requested Time: 4:00 p.m. Eastern Time

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CERo Therapeutics Holdings, Inc. hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 15, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP (“Goodwin”), request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin, by calling Stephen Davis at (212) 813-8804. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin, Attention: Stephen Davis, by email at SDavis@goodwinlaw.com.

If you have any questions regarding this request, please contact Stephen Davis of Goodwin at (212) 813-8804.

Sincerely,

CERo Therapeutics Holdings, Inc.

/s/ Andrew Kucharchuk
Chief Financial Officer

cc:	Stephen M. Davis, Esq., Goodwin Procter LLP

Jeffrey A. Letalien, Esq., Goodwin Procter LLP